UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ▢ Form C: Offering Statement
- ▢ Form C-U: Progress Update
- ▢ Form C/A: Amendment to Offering Statement
    - ▢ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ▢ Form C-AR/A: Amendment to Annual Report
- ▢ Form C-TR: Termination of Reporting

Name of issuer
Swell Watercraft LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Washington

    Date of organization
    October 21, 2016

Physical address of issuer
1435 Industrial Park Rd. , Ellsworth, IA 50075

Website of issuer
http://swellwatercraft.com

Name of co-issuer
Swell Watercraft LLC I

Legal status of co-issuer

    Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 1, 2022

Physical address of co-issuer
4104 24TH ST, San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$114,970.00	$94,616.00
Cash & Cash Equivalents	$9,650.00	$18,443.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$86,683.00
Long-term Debt	$0.00	$14,116.00
Revenues/Sales	$220,855.95	$282,472.00
Cost of Goods Sold	$212,196.66	$215,806.00
Taxes Paid	$2,899.22	$0.00
Net Income	$8,659.29	$79,183.00


11/16/2023

FORM C-AR

Swell Watercraft LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Swell Watercraft LLC, a Washington Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://swellwatercraft.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 11/16/2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Swell Watercraft LLC (the "Company") is a Washington Limited Liability Company, formed on October 21, 2016.

The Company is located at 1435 Industrial Park Rd. , Ellsworth, IA 50075.

The Company's website is http://swellwatercraft.com.

The information available on or through our website is not a part of this Form C-AR.

Swell Watercraft LLC I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on April 1, 2022.

The Co-Issuer is located at 4104 24TH ST, San Francisco , CA 94114.

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Swell Watercraft has built the first of its kind sit-on-top kayak with footwells lowered below the waterline, a patent-pending scupper valve, and a kayak shell that is light yet indestructible.

RISK FACTORS

Risks Related to the Company's Business and Industry

Your Swell investment could be illiquid for a long time

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by Swell Watercraft. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Developing new products and technologies entails significant risks and uncertainties.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment.

Delays or cost overruns in the production and shipping of our Scupper 16 and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles.
Any of these events could materially and adversely affect our operating performance and results of operations.

Our patent pending, exclusive use rights and other intellectual property could be unenforceable, ineffective or lost.

One of Swell's most valuable assets is its intellectual property.
The company owns registered and common law trademarks, copyrights, Internet domain names, exclusive use rights and trade secrets.

Intellectual property is a complex and uncertain field of law. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render them unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that Swell's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.
Moreover, if our patent is deemed unenforceable, the Company will lose any advantages.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, Swell requires capable people to run its operations.
As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

An investment in Swell Watercraft involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.
Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The transferability of the Shares is limited.
Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell. transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other

disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity.

Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.
We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise. could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.
Our industry is already highly competitive, with many well known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related Parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. un any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Swell Watercraft has built the first of its kind sit-on-top kayak with footwells lowered below the waterline, a patent-pending scupper valve, and a kayak shell that is light yet indestructible.

Business Plan - The Company

Swell Watercraft engineers high quality, premium kayaks and small plastic boats for recreational purposes. Our kayaks are protected by a patent. We export kayaks around the world, and plan to expand that part of the business. We also have a North American dealer network that will expand as we continue to make more products available. Our dealer network represents where we see the greater impact and will be our focus moving forward.

Business Plan - The Co-Issuer

Swell Watercraft LLC I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
    - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
    - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Scupper 12	At only 62lbs and measuring 28" with the Scupper 12 is not only perfect for any new comer to kayaking, but it has all the features that a seasoned paddler is seeking.	fishing; camping
Scupper 14	The Scupper 14 design, storage and comfort through form and function allows any type of paddler to camp, fish, dive, or just escape effortlessly onto the open water.	fishing; camping

Our next boat, the Scupper 16, is currently being designed by acclaimed kayak designer Celliers Kruger from South Africa.

Building kayaks in the USA gives us several advantages. We've dismissed the heavy shipping charges that building in South Africa brings. Exporting from our Chicago location through the Great Lakes will be more affordable for our international distributors.

Competition

The Company's primary competitors are Viking Kayaks, Wilderness Systems kayaks.

Our kayaks are patent protected and unique in the marketplace. No other brand competes direct with us. A few kayaks show up in competetive set with our customers consistently.

Supply Chain and Customer Base

We make our kayaks in Central Iowa.

The company's customers that enjoy kayaking at all age groups and genders.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 2022/0380003 A1	Drainage Valve for Recreational Watercrafts	Our drainage valve system is patented in North America.	June 1, 2021	December 1, 2022	United States

Governmental/Regulatory Approval and Compliance

We've been granted the right to issue serial numbers from the US Coast Guard.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 1435 Industrial Park Rd. , Ellsworth, IA 50075

The Company has the following additional addresses: 301 Westbrook Lane Ames, IA 50014

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Jeffrey Marsh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Swell Watercraft Owner May 2016-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Southern Illinois University, Carbondale, Bachelor of History, History (1991-1993)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Jeffrey Marsh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Swell Watercraft Owner May 2016-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Southern Illinois University, Carbondale, Bachelor of History, History (1991-1993)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 1 employees in Washington.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____0_____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	Voting rights are granted to the lead investor, Aaron Kuntz.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $23,234.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$152,137.00	Building up inventory, and developing the Scupper 16 kayak as well as moving to our Central Iowa factory.	July 1, 2022	Regulation CF

Ownership of the Company

The Company is broadly held amongst 3 owners.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James Jeffrey Marsh	51.0%
Kerri Marsh	23.2%
Thomas Marsh	23.2%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$220,856.00	$0.00	$0.00

Operations

The Company has sold out for 4 years with minimal marketing. We've received great reviews and even a few awards.

We are opening a roto molding facility in Iowa that will dramatically improve profitability. The company expects to see profitability in 2024.

Liquidity and Capital Resources

On 4/1/2022 the Company conducted an offering pursuant to Regulation CF and raised $152137.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
Moving operations to our Roto molding facility in Ellsworth, IA.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	James Marsh
Relationship to the Company	Founder Owner
Total amount of money involved	$6,091.00
Benefits or compensation received by related person	This loan has been paid back.
Benefits or compensation received by Company	0% interest.
Description of the transaction	Loan
Related Person/Entity	Thomas Marsh
Relationship to the Company	Brother
Total amount of money involved	$195,500.00
Benefits or compensation received by related person	Ownership in the company
Benefits or compensation received by Company	Ownership in Swell Watercraft
Description of the transaction	Priced Round
Related Person/Entity	Kerri Marsh
Relationship to the Company	Sister in Law
Total amount of money involved	$60,000.00
Benefits or compensation received by related person	ownership in the company
Benefits or compensation received by Company	ownership in the company.
Description of the transaction	Priced Round

Related Person/Entity	James Marsh
Relationship to the Company	owner
Total amount of money involved	$65,000.00
Benefits or compensation received by related person	ownership stock in the company
Benefits or compensation received by Company	ownership.
Description of the transaction	Priced Round
Related Person/Entity	James Marsh
Relationship to the Company	Founder Owner
Total amount of money involved	$28,250.00
Benefits or compensation received by related person	This loan has been re paid in full
Benefits or compensation received by Company	No interest,
Description of the transaction	Loan
Related Person/Entity	Mary Marsh
Relationship to the Company	Relative
Total amount of money involved	$21,250.00
Benefits or compensation received by related person	This loan has been re paid
Benefits or compensation received by Company	No interest charged
Description of the transaction	Loan

Related Person/Entity	Thomas Marsh
Relationship to the Company	Owner
Total amount of money involved	$3,900.00
Benefits or compensation received by related person	Nothing.
Benefits or compensation received by Company	Loan has been re paid. No interest
Description of the transaction	Loan

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

James J Marsh
(Signature)

Jim Marsh
(Name)

CEO and Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Swell Watercraft, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts/Refunds Given	-16,270.45
PayPal Sales	73,267.45
QuickBooks Payments Sales	1,240.00
Refunds-Allowances	-13,068.45
Sales	245,820.25
Sales of Product Income	150.90
Shipping Income	21,423.50
Shipping, Delivery Income	10.19
Unapplied Cash Payment Income	-50.00
Total Income	**$312,523.39**
Cost of Goods Sold	
Domestic package shipping - COS	2,814.94
Freight & delivery - COS	3,751.35
Kayak Shipping - COS	21,686.37
Other Costs - COS	112.27
SOT Pros Kayaks	90,579.39
Subcontractors - COS	80.00
Supplies & Materials - COGS	39,978.71
Total Cost of Goods Sold	**$159,003.03**
GROSS PROFIT	**$153,520.36**
Expenses	
Computer	1,254.39
DOE - Manufacturing Costs	153.23
Hardware	4.08
Job Materials	300.00
Product Testing	95.95
Rent or Lease	9,154.48
Small Tools	544.59
Total DOE - Manufacturing Costs	**10,252.33**
General and Admin Expenses	0.00
Bank Charges	581.22
PayPal Fees	4,025.25
QuickBooks Payments Fees	3,834.84
Total Bank Charges	**8,441.31**
Insurance	8,011.92
Legal & Professional Fees	8,716.23
Meals and Entertainment	951.98
Office Expenses	4,895.39
Rent	11,747.11

Swell Watercraft, LLC

Profit and Loss

January - December 2021

	TOTAL
Taxes & Licenses	125.25
Patent filing	2,500.00
Sales tax paid in excess of collection	2,071.15
Total Taxes & Licenses	**4,696.40**
Total General and Admin Expenses	**47,460.34**
Interest Expense	7,514.06
International Shipping	30,628.13
Marketing	1,544.39
Advertising/Promotional	11,468.55
Travel	9,069.11
Travel Meals	30.64
Total Marketing	**22,112.69**
Payroll Expenses	
Taxes	559.20
Total Payroll Expenses	**559.20**
Phone	1,745.10
Shipping, Freight & Delivery	12,661.50
SOT pros store + shipping facility	1,378.44
State and Local Business Taxes	874.51
Utilities	1,865.18
Website maintenance	47,148.13
Total Expenses	**$185,454.00**
NET OPERATING INCOME	$ -31,933.64
Other Income	
Insurance Reimbursement	3,625.62
Total Other Income	**$3,625.62**
Other Expenses	
Depreciation Expense	11,943.96
Penalties & Settlements	143.38
Total Other Expenses	**$12,087.34**
NET OTHER INCOME	$ -8,461.72
NET INCOME	$ -40,395.36

Swell Watercraft, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
PayPal Sales	100,493.35
Refunds-Allowances	4.00
Sales	97,420.91
Sales of Product Income	3,000.00
Services	98.50
Shipping Income	19,835.19
Unapplied Cash Payment Income	4.00
Total Income	**$220,855.95**
Cost of Goods Sold	
Freight & delivery - COS	3,822.23
Kayak Shipping - COS	97,280.00
SOT Pros Kayaks	76,729.72
Subcontractors - COS	1,125.00
Supplies & Materials - COGS	33,239.71
Total Cost of Goods Sold	**$212,196.66**
GROSS PROFIT	**$8,659.29**
Expenses	
DOE - Manufacturing Costs	725.00
Hardware	17.73
Job Materials	8,841.05
Product Testing	100.00
Rent or Lease	8,947.59
Repair & Maintenance	610.02
Small Tools	426.17
Subcontractors - not COG	2,000.00
Total DOE - Manufacturing Costs	**21,667.56**
General and Admin Expenses	8,116.45
Bank Charges	1,884.54
PayPal Fees	4,456.18
QuickBooks Payments Fees	3,806.16
Total Bank Charges	**10,146.88**
Insurance	8,561.76
Legal & Professional Fees	2,386.90
Meals and Entertainment	2,204.28
Office Expenses	4,883.60
Rent	194.00
Taxes & Licenses	1,818.82
Sales tax paid in excess of collection	1,080.40
Total Taxes & Licenses	**2,899.22**
Total General and Admin Expenses	**39,393.09**

Swell Watercraft, LLC

Profit and Loss

January - December 2022

	TOTAL
Interest Expense	13,982.37
International Shipping	28,785.91
Marketing	1,387.25
Advertising/Promotional	24,064.79
Travel	5,368.57
Travel Meals	67.94
Total Marketing	**30,888.55**
Phone	256.46
Shipping, Freight & Delivery	4,992.37
SOT pros store + shipping facility	1,912.73
Uncategorized Expense	321.92
Utilities	1,667.26
Website maintenance	1,051.61
Total Expenses	**$144,919.83**
NET OPERATING INCOME	**$ -136,260.54**
Other Income	
Interest Earned	2.31
Total Other Income	**$2.31**
Other Expenses	
Depreciation Expense	10,091.00
Total Other Expenses	**$10,091.00**
NET OTHER INCOME	**$ -10,088.69**
NET INCOME	**$ -146,349.23**